SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Re: Internal reprimand and recurrence prevention measures taken for the alleged violation of the Antimonopoly Law in the bidding for the nightsoil treatment plant construction (Monday, June 12, 2006)

2.	Notice on purchase of shares on market (Friday, June 23, 2006)

June 12, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi I-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Re: Internal reprimand and recurrence prevention measures taken for the alleged violation of the

Antimonopoly Law in the bidding for the nightsoil treatment plant construction

In August 2005, Kubota Corporation (hereinafter “ the Company”) underwent Fair Trade Commission’s on-site inspection for the alleged violation of the Antimonopoly Law in the bidding for the nightsoil treatment plant construction. Subsequently in May 2006, the Fair Trade Commission filed a criminal prosecution of the case to the prosecutor’s office. Today, the Company and relevant employees were indicted.

The Company sincerely apologizes to the public and parties concerned for substantial troubles caused by the case.

The Company, taking this indictment seriously, will enforce the following internal reprimand to clarify the responsibility of the management personnel and take various measures to prevent recurrence.

1.	Internal reprimand of the management personnel

(1)	Resignation of the Directors responsible for the relevant business

The following two persons will resign from the Board of Directors of the Company on June 12 and serve as the part-time advisors.

Director of the Company (former Executive Vice President and General Manager of Environmental Engineering Consolidated Division)	Akio Nishino

Director of the Company In charge of Waste Engineering Division (former General Manager of Waste Engineering Division)	Takashi Shoji
(2) Return of the directors’ remuneration The following two persons will return thirty percentage of the monthly Directors’ remuneration for three months.
President and Representative Director of the Company	Daisuke Hatakake

Managing Director General Manager of Environmental Engineering Consolidated Division	Nobuo Izawa

2.	Measures and principles to prevent recurrence

(1)	Actions taken since the Fair Trade Commission’s on-site inspection in August 2005

To the Environmental Engineering Consolidated Division, which is in charge of the nightsoil treatment plant business alleged to violate the Antimonopoly Law, the president directed to reinforce compliance based on the following policies and convert business architecture.

1)	Basic policies

a.	The Company will never be engaged in the activities that may be considered to have compliance problems such as unfair negotiation or bidding.

b.	Establish the technologies/price level competitive in the private sector market or overseas market.

c.	Discontinue or sell of the operations if it is difficult to accomplish.

1

2)	Status of activities

a.	In January 2006, the Company decided to discontinue receiving new orders of night soil treatment plant in domestic market based on the business forecast and to take responsibilities for the alleged violation of the Antimonopoly Law.

b.	On April 1, 2006, Akio Nishino, former Executive Vice President and Representative Director of the Company, General Manager of Environmental Engineering Consolidated Division, was demoted to an director.

Takashi Shoji, former Director of the Company, General Manager of Waste Engineering Division, was relocated to an director in charge of Waste Engineering Consolidated Division.

Other personnel (including former General Manager of Waste Recycling Engineering Sales Dept.) redeployment was enforced.

c.	On April 1, 2006, “Environmental Compliance Promotion Dept.” was established in Environmental Engineering Consolidated Division for the reinforcement of compliance.

(2)	Future activities

The Company is determined to take and reinforce recurrence prevention measures according to the following principles.

1)	Reinforcement of monitoring/guidance system for the business division by the head office organization

“Corporate Compliance Headquarters” will reinforce monitoring and guidance, and will play a leading role for the business division to prevent recurrence.

2)	Promotion of recurrence prevention measures in Environmental Engineering Consolidated Division

Completely eliminate the techniques and principles of previous business operation and take recurrence prevention measures to achieve transparent business operation of which reform is internally and externally transparent according to the following principles:

a.	Declare internally and externally the break with the past and promote behavioral reform through awareness-raising.

b.	Strenuously promote the business operation in which the risks of violation of laws and regulations are completely eliminated.

c.	Promote transparent business activities through the fundamental review of the regulations/operating procedures for decision making.

d.	Establish and implement the internal audit system to ensure the above-mentioned compliance.

End of document

2

June 23, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on June 23, 2006 that the Company would execute purchase of its shares on market, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of shares

The Company will purchase shares of treasury stock in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10.0 million shares
(0.8 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding ¥11.0 billion

4) Term of validity:	From June 26, 2006 to September 19, 2006

(Reference)

Total number of shares issued as of June 23, 2006:	1,299,869,180 shares

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 3, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department